EXHIBIT 2

Global-Tech

Appliances Inc.

Release:	IMMEDIATE RELEASE

Contact:	Brian Yuen
Global-Tech USA, Inc. Tel.: 212-683-3320

Web Page:	http://www.businesswire.com/cnn/gai.shtml

GLOBAL-TECH’S SUBSIDIARIES RECEIVE TWO FAVORABLE DECISIONS

CONCERNING THEIR JUDGMENTS AGAINST SUNBEAM

Hong Kong, August 26, 2005 — Global-Tech Appliances Inc. (NYSE: GAI) today announced that two of its subsidiaries have each received a decision affirming their previously reported judgments against Sunbeam.

On August 12, 2005, the U.S. Court of Appeals for the Eleventh Circuit affirmed the judgment entered by the U.S. District Court for the Southern District of Florida awarding our subsidiary approximately $6.6 million, less the approximately $3.4 million judgment awarded to Sunbeam against that subsidiary. The Court of Appeals also remanded the case to the District Court for a calculation of the subsidiary’s prejudgment interest on its verdict of $6.6 million from June 30, 2001. The District Court had previously awarded prejudgment interest only from the date of the Jury’s verdict on January 16, 2004.

On August 24, 2005, the U.S. Court of Appeals for the Federal Circuit affirmed the approximately $2.3 million judgment that the U.S. Bankruptcy Court for the Southern District of New York had entered in favor of another subsidiary against Sunbeam.

Although the time for Sunbeam to move for rehearing or petition for a writ of certiorari to the U.S. Supreme Court has not expired, the Company views these two separate appellate court decisions as favorable developments in these litigation matters.

Global-Tech is a holding company, owning subsidiaries that manufacture and market a wide range of consumer electrical products worldwide, including floor care products and small household appliances. These products are marketed by customers under brand names such as Black & Decker®, DeLonghi®, Dirt Devil®, Eureka®, GE®, Hamilton Beach®, Kenwood®, Proctor-Silex®, Sanyo®, Sunbeam®, and West Bend®. Global-Tech’s subsidiary, Global Display Limited, is currently developing and introducing a wide range of consumer products incorporating high-definition flat panel displays (FPDs) that utilize liquid crystal display (LCD), plasma display panel (PDP), liquid crystal on silicon (LCOS), optical, and digital display technologies. Lite Array, Inc., another subsidiary of Global-Tech, is developing and introducing a range of display modules utilizing proprietary small molecule organic light emitting diode (OLED) technology for use in electronic devices, such as cellular phones and MP3 players.

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should,” “estimates,” or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, inherent uncertainties associated with the ultimate outcome of litigation, the impact of competitive products and pricing, demand for new and existing products in our core business, the financial condition of the Company’s customers and Sunbeam, product demand and market acceptance especially of our new display products, our ability to establish ourselves as a proven and reliable manufacturer of LCD TVs, the success of new product development especially in the area of cellular phone components and solutions, compact camera modules, digital MP3 players and other pending projects, reliance on material customers, suppliers and key strategic alliances, the terms and conditions of customer contracts and purchase orders, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, including the revaluation of the Chinese Renminbi, the imposition by China’s trading partners of economic sanctions and/or protective tariffs on Chinese manufactured goods, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its most recent Report on Form 20-F. The Company does not undertake to update its forward-looking information, or any other information contained or referenced in this press release to reflect future events or circumstances.